Mail Stop 6010

Joseph A. Turek
President and Chairman
M-Wave, Inc.
1300 Norwood Ave.
Itasca, IL 60143

     Re: M-Wave, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed October 30, 2008
            File No. 000-19944

Dear Mr. Turek:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you file an amendment, please ensure that you include in your response the written acknowledgements at the end of this letter.

Unaudited Proforma Combined Condensed Financial Statements, page 11

2.   Please ensure the pro forma financial information complies with the updating requirements in Rule 8-05(b) of Regulation S-X.

3.   Please refer to comment 2 in our letter dated October 16, 2008. The historical financial information presented in your pro forma financial statements does not agree with your historical financial statements presented in your previously filed financial statements. Please revise to reconcile.

4.   In this regard, we note you have revised to include unaudited pro forma income statements <u>and balance sheets</u> as of December 31, 2007 and 2006. Pro forma balance sheets are required as of the <u>most recent</u> balance sheet date <u>only</u>. Accordingly, please revise the filing to remove the pro forma balance sheet as of December 31, 2007 and 2008, or tell us why including is appropriate.

5.   Please revise to clarify how revenues and expenses have been derived. That is, explain if these are actual costs and expenses. If you have allocated certain of these costs, please identify them, describe the allocation methods used and include management's representation that the methods used are reasonable.

6.   Material nonrecurring charges or credits directly attributable to the transaction, which will be included in the income of the company in the twelve months following the transaction, should be disclosed in a note to the pro forma income statement pursuant to Rule 11-02 (5) of Regulation S-X. You should clearly indicate that such charges or credits were not considered in the pro forma income statement. Although material nonrecurring items should be excluded from the pro forma income statements, they should be reflected in the pro forma balance sheet. For example, dividend payments, and any other significant nonrecurring charges or transactions directly associated with the sale, should be reflected in the pro forma balance sheet but not in the pro forma income statements. The accompanying narrative and/or footnotes should so indicate. Please revise accordingly.

7.   Please discuss the terms of the promissory note issued by the purchaser. It appears that the company will pay interest at a rate of 12% per year, but the note will be assumed by Messrs. Turek and Duke at closing. Please discuss and tell us your basis in GAAP for your proposed accounting.

8.   We note warrants were issued on July 25, 2008 as consideration for receiving a waiver of dividends by holders of the company's Series B preferred shares. Please tell us how you accounted for the waiver and subsequent warrant issuance. Support that your accounting complies with generally accepted accounting principles.

<u>Background, page 21</u>

9.   Regarding your response to prior comment 7, please:

- expand your disclosure to describe the "adverse change in the operations" of Blue Sun that was the basis for your decision to terminate the merger agreement in February, 2008;

- disclose when the Special Committee requested that Messrs. Turek and Duke submit a revised proposal, including the terms, if any, proposed by the Special Committee to "enable the Company to operate without disruption until the transaction [closed]." If the Special Committee did not specify any such terms to be included, please disclose that fact; and

- clarify why the revised proposal submitted July 25, 2008 was not approved until September 6, 2008, as noted on page 23, and why your board agreed to extend the deadline by which you were to receive the loan from M-Wave International.

Consideration/Use of Proceeds, page 24

10.   We note your response to prior comment 9. Please revise your disclosure here and in the Summary to state the amount of proceeds that will remain after the satisfaction of your retained liabilities. Also expand your disclosure to state whether you believe this amount will be sufficient to accomplish a business combination transaction and satisfy the tax obligations mentioned on pages 9 and 32, or whether additional financing will be required.

Nature of Our Business Following the Transaction, page 32

11.   We note from your response to prior comment 15 that Mr. Cataldo was "brought on" as director to investigate post-transaction combinations. Please clarify the nature of any material relationships, arrangements or understandings between Mr. Cataldo and your officers and directors regarding his nomination or appointment and the purposes for which he was appointed or nominated, such as those concerning any post-transaction combination. Also disclose who will "oversee day to day operations of the shell" if Mr. Cataldo and Mr. Nelson are not elected to your board.

Security Ownership of Certain Beneficial Owners and Management, page 44

12.   We note your response to prior comment 19. Please clarify the nature of the relationship between MAG Capital and Asset Managers International. It appears from footnote 10 that they share the same business address. Also, provide the name of the person(s) holding voting and/or dispositive power with respect to the shares held by Asset Managers International; it is unclear whether the authorized signatory identified in footnote 10 exercises such power.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): David Selengut — Ellenoff Grossman & Schole LLP